UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2025

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 489th MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A., HELD ON MARCH 13th, 2025

1.   DATE, TIME AND VENUE: On March 13th, 2025, at 11:00 a.m. (São Paulo local time), held remotely, as provided for in Article 19, First Paragraph of the Internal Regulations of the Board of Directors and Technical and Consultant Committees (“Regulations”) da Telefônica Brasil S.A. (“Company”).

2.   CALL NOTICE AND ATTENDANCE: The call was held pursuant to the Company’s Bylaws. The members of the Company’s Board of Directors who subscribe these minutes, were present, establishing, therefore, quorum in accordance with the Bylaws for instating the meeting. The General Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira, also attended the meeting as secretary.

3. PRESIDING BOARD: Eduardo Navarro de Carvalho – Chairman of the Board of Directors; Breno Rodrigo Pacheco de Oliveira – Meeting Secretary.

4. AGENDA AND RESOLUTION: After examining the matters on the Agenda, the members of the Board of Directors unanimously decided as follows:

4.1. Proposal of Statement of Interest on Equity by the Company: The proposal for a statement of interest on equity by the Company ("JSCP") was approved, based on the balance sheet of February 28th, 2025, in the gross amount of R$200,000,000.00, corresponding to R$170,000,000.00 net of income tax withheld at source. The value of the IoC statement declared is equivalent to the gross value of R$0.123377500731 per common share, being R$0.104870875621 net of income tax.

1 Value per share calculated based on shareholding position as of February 28th, 2025. Given the Company's Share Buyback Program in effect, the value per share may be subject to change, considering the Company's shareholding position to be verified on March 24th, 2025.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 489th MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A., HELD ON MARCH 13th, 2025

The IoC credit will be individually allocated to each shareholder, based on the shareholding position recorded by the Company at the end of March 24th, 2025. After this date, the shares will be considered "ex-IoC".

The net value of the JSCP will be attributed to the mandatory dividend for the fiscal year ending on December 31st, 2025, ad referendum to the Ordinary General Meeting of the Company's Shareholders to be held in 2026, and the payment will be made by April 30th, 2026, with the date to be duly set by the Company's Board of Directors.

5. CLOSING: There being no further matters to discuss, the Chairman of the Board of Directors adjourned the meeting, and these minutes were drawn up. São Paulo, March 13th, 2025. (aa) Board of Directors: Eduardo Navarro de Carvalho – Chairman of the Board of Directors; Alfredo Arahuetes García; Ana Theresa Masetti Borsari; Andrea Capelo Pinheiro; Christian Mauad Gebara; Denise Soares dos Santos; Francisco Javier de Paz Mancho; Ignácio Moreno Martínez; Jordi Gual Solé; José María Del Rey Osorio; Juan Carlos Ros Brugueras; and Solange Sobral Targa; Secretary of the Meeting: Breno Rodrigo Pacheco de Oliveira.

I hereby certify that these minutes are a faithful copy of the minutes of the 489th Meeting of the Board of Directors of Telefônica Brasil S.A., held on March 13th, 2025, drawn up in the Company’s book. This is a free English translation.

________________________________________

Breno Rodrigo Pacheco de Oliveira
Meeting Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	March 13, 2025	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director